Filed Pursuant to Rule 253(g)(2)
File No. 024-10566

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 7 DATED MARCH 27, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of our public offering;
•	Updated minimum investment disclosure; and
•	Declaration of dividend.

Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on October 5, 2016.

As of March 21, 2017, we had raised total gross offering proceeds of approximately $10.6 million from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately1,057,000 of our common shares.

The Offering is expected to terminate on or before September 29, 2018, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Updated Minimum Investment Disclosure

 If you are a first-time investor in our common shares, you must initially purchase at least 100 shares in this offering, or $1,000 based on the current per share price. There is no minimum investment requirement on additional purchases after you have purchased a minimum of 100 shares. However, in certain instances, we may revise the minimum purchase requirements in the future or elect to waive the minimum purchase requirement, such as for individuals who participate in different plans established by our Manager through which they can invest in our common shares.

Declaration of Dividend

On March 21, 2017, the Manager of the Company declared a daily distribution of $0.0023972603 per share (the “Q2 2017 Daily Distribution Amount”) (which equates to approximately 8.75% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on April 1, 2017 and ending on June 30, 2017 (the “Q2 2017 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the Q2 2017 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2017. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein and a constant per-share purchase price of $10 per share.